Contacts:
Mark Deep	Peter Cauley	Stacey Holifield
Senior Director of Marketing	Chief Financial Officer	Senior Account Executive
DataMirror Corporation	DataMirror Corporation	Brodeur Worldwide
905-415-0310 ext. 121	905-415-0310 ext. 271	617-587-2026
mdeep@datamirror.com	pcauley@datamirror.com	sholifield@brodeur.com

DataMirror to Hold Conference Call Following Announcement of
Third Quarter Results for Fiscal 2005

MARKHAM, CANADA – (November 9, 2004) – DataMirror® (Nasdaq: DMCX; TSX: DMC), a leading provider of real-time, secure data integration solutions, today announced it will hold a conference call on Tuesday, November 23 at 5:00 p.m. EST, following the release of its third quarter results for the period ended October 31, 2004.

Participants are asked to call 1-800-475-3716 approximately five minutes before the call using reservation number 970279. Participants may also view an online presentation during the call by visiting https://datamirror.webex.com/datamirror and selecting the meeting “DataMirror Announces Third Quarter Results” hosted by Peter Cauley, CFO and Nigel Stokes, CEO, DataMirror. Alternatively, the conference call can be accessed via audio web cast at http://www.datamirror.com/investors.

For those who are unable to attend the conference call, a replay will be available via the DataMirror web site or by dialing 1-888-203-1112, using the same reservation number indicated above (970279). The replay and online presentation will be available from November 23, 2004 at 8:00 p.m. EST until midnight on November 30, 2004.

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of data integration software solutions, gives companies the power to manage and monitor their corporate data in real time. DataMirror’s comprehensive family of software solutions helps customers easily and cost-effectively capture, transform, and flow data throughout the enterprise. DataMirror unlocks the experience of now™ by providing the real-time, secure data access, integration, and protection companies require today across all computers in their business.

Over 1,900 companies have transformed their business models and created competitive advantage with DataMirror software, including Debenhams, FedEx Ground, First American Bank, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Markham, Canada, and has offices around the globe. For more information, visit www.datamirror.com.

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“Safe Harbour” Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation’s business which are not historical facts, are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror’s operating results and could cause DataMirror’s actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror’s software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2004 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.